SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: April 27, 2009	Commission File Number: 001-34100

PETROFLOW ENERGY LTD.
(Translation of registrant’s name into English)
Suite 970, 717 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009
PETROFLOW ENERGY LTD. Registrant
	By:	/s/ Duncan Moodie
		Name:	Duncan Moodie
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1	News Release dated April 27, 2009, “Petroflow Energy Ltd. Files Annual Reserves Information”

99.2	News Release dated April 27, 2009, “Petroflow Energy Ltd. Announces Financial and Operational Results for 2008”